

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 1, 2010

Mr. Stephen I. Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Schedule 14A filed March 23, 2010**
> **Response Letter Dated May 7, 2010**
> **File No. 001-9210**

Dear Mr. Chazen:

      We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 7, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Supplemental Oil and Gas Information (Unaudited), page 71

1.     We note your response to prior comment number three. Please address the following:

   - Tell us how you considered separately quantifying the amounts of proved undeveloped reserve additions related to improved recovery, extensions and discoveries, and purchases in your disclosures on page 17;
   - Clarify the techniques used to improve recovery; and
   - Explain whether the amounts disclosed as production costs on page 75 are solely related to progress on proved undeveloped reserves. If not, please tell us how you considered including additional disclosure to clarify the amounts related to progress on proved undeveloped reserves.

2.      Your response to prior comment number four refers to forecasted sales of natural gas in storage and derivative contracts not classified as cash flow hedges as indicative of the disclosure responsive to Item 1207 of Regulation S-K.  Please clarify for us in further detail how your disclosure meets the requirements of Item 1207.  Your response should address, but not be limited to, how you considered disclosing the principal sources of oil and gas that will be needed to satisfy your outstanding sales contracts disclosed on page 52, how you considered disclosing the total amount of oil and gas subject to delivery commitments, and what steps you have taken to ensure that your supplies will be sufficient to meet your delivery commitments.  As part of your response, please explain whether your forecasted sale of 24 billion cubic feet of natural gas is subject to a firm sales commitment and whether the other sales contracts you disclose on page 51 require physical delivery.

3.      We note your response to comment five, which specifies that your in-country income taxes are satisfied though an in-kind process.  We further note your disclosure on page 71 that indicates your reserves are stated after applicable royalties.  Please clarify how you distinguish between volumes of oil that are shown net, such as royalties, and volumes that are reflected gross, such as amounts related to in-country income taxes.  As part of your response, please tell us how you intend in your future filings to inform investors of the quantities included in your reported reserves and production volumes that relate to in-country income taxes satisfied through an in-kind process or other similar items.

4.      We note your statement in your response to prior comment five that the change to your reported production volumes had no impact on your consolidated financial statements.  Please explain in further detail why changes to your reported reserves and production volumes did not impact your consolidated financial statements and tell us whether your future depreciation, depletion and amortization expense will be impacted by your recent changes.

5.      You indicate in your response to prior comment six that you chose to exclude amounts related to your Columbian non-controlling interests to provide users with information on your net provided reserves and production volumes attributable to your controlling interests.  We believe ASC 932-235-50-8(a) requires presentation of 100 percent of reserve quantities attributable to the company.  Please confirm you will change your presentation in future filings

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.  Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director